October 12, 2005


Securities and Exchange Commission
Attn: Filing Desk, Stop 1-4
450 Fifth Street, N.W
Washington, DC 20549

RE:      Rule 17f-2
         BlackRock Liquidity Funds
         Registration No. 811-02354, CIK No. 0000097098

Ladies and Gentlemen:

On behalf of our client BLACKROCK LIQUIDITY FUNDS, we are filing electronically one copy of the EDGARized version of our examination report dated August 29, 2005 submitted pursuant to the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of May 31, 2005.

Yours truly,

/s/ Tim Mundy
-------------
Tim Mundy
Partner


Enclosure

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Trustees of BlackRock Liquidity Funds:


We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that BlackRock Liquidity Funds (the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of May 31, 2005. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2005, and with respect to agreement of security purchases and sales, for the period from October 31, 2004 (the date of the last examination) through May 31, 2005:

     o Count and inspection of all securities located in the vault of PNC Bank in Pittsburgh, Pennsylvania without prior notice to management;

     o Confirmation of all securities held by institutions in book entry form for the account of PNC Bank, (the "Custodian" of the Fund) by The Depository Trust Company, The Federal Reserve Bank of Boston, and The Bank of New York, agents of the Custodian;

     o Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

     o Reconciliation of all such securities to the books and records of the Funds and the Custodian;

     o Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian's records; and

     o Agreement of 1 security purchase and 1 security sale or maturity since our last report from the books and records of the Funds' to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2005 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
August 29, 2005

Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940


We, as members of management of BlackRock Liquidity Funds (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," under the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2005, and from October 31, 2004 through May 31, 2005.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of May 31, 2005, and from October 31, 2004 through May 31, 2005, with respect to securities reflected in the investment account of the Funds.



/s/ Ralph Schlosstein
---------------------
Ralph Schlosstein
Chairman and President

/s/ William McGinley
--------------------
William McGinley
Treasurer

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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        FORM N-17f-2

     Certificate of Accounting of Securities and Similar
                Investments in the Custody of
               Management Investment Companies

          Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


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
1. Investment Company Act File Number:                                            Date examination completed:
                                                                                  MAY 31, 2005
811-02354
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2. State identification Number:
      ----------------------------------------------------------------------------------------------------------------
      AL                 AK                 AZ                 AR                 CA                CO
      ----------------------------------------------------------------------------------------------------------------
      CT                 DE                 DC                 FL                 GA                HI
      ----------------------------------------------------------------------------------------------------------------
      ID                 IL                 IN                 IA                 KS                KY
      ----------------------------------------------------------------------------------------------------------------
      LA                 ME                 MD                 MA                 MI                MN
      ----------------------------------------------------------------------------------------------------------------
      MS                 MO                 MT                 NE                 NV                NH
      ----------------------------------------------------------------------------------------------------------------
      NJ                 NM                 NY                 NC                 ND                OH
      ----------------------------------------------------------------------------------------------------------------
      OK                 OR                 PA                 RI                 SC                SD
      ----------------------------------------------------------------------------------------------------------------
      TN                 TX                 UT                 VT                 VA                WA
      ----------------------------------------------------------------------------------------------------------------
      WV                 WI                 WY                 PUERTO RICO
      ----------------------------------------------------------------------------------------------------------------
      Other (specify):
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3. Exact name of investment company as specified in registration statement: BLACKROCK LIQUIDITY FUNDS
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4. Address of principal executive officer (number, street, city, state, zip code):
   100 Bellevue Parkway, Wilmington, DE 19809
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